August 13, 2010

VIA EDGAR AND OVERNIGHT COURIER

William Friar

Senior Financial Analyst

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	PrivateBancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
File Number 001-34066

Dear Mr. Friar:

This letter is submitted on behalf of PrivateBancorp, Inc. (the “Company”) in response to the comments contained in the letter dated June 30, 2010 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K filed on March 1, 2010 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q filed on May 10, 2010 (the “Form 10-Q”).

For ease of reference, the relevant portion of the text of the Comment Letter with the Staff’s comments has been reproduced with management’s responses set forth below each numbered comment.

Form 10-K for the year ended December 31, 2009

Item 11. Executive Compensation, page 28

1.	We note your disclosure that the target for your metrics (net income available to common stockholders, revenue growth, efficiency ratio, the ratio of annual average client deposits-to-average loans and ratio of non-performing assets and charge-offs as a percentage of loans) were not met and that no annual bonus awards were paid to your executive officers for 2009. Regardless of whether or not any annual bonus awards were paid, please provide us the triggering values and actual results for those targets. To the extent you believe that disclosure of these performance objectives in not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Securities and Exchange Commission

Division of Corporation Finance

Response:

As noted by the Staff, the five financial performance metrics included in the Company’s 2009 annual bonus plan were: (i) net income available to common stockholders (“NIAC”), (ii) revenue growth, (iii) efficiency ratio (non-interest expense divided by the sum of tax-equivalent net interest income plus non-interest income), (iv) the ratio of annual average client deposits-to-average loans and (v) the ratio of non-performing assets and charge-offs as a percentage of loans. The terms of the 2009 annual bonus plan also provided, however, that no bonuses would be payable to the Company’s executive officers and certain other senior officers unless NIAC exceeded $5 million, irrespective of the Company’s financial performance as measured by the other metrics. As described in the “Overview” section of the CD&A on page 17 and again on page 28 of the Company’s Proxy Statement for its 2009 Annual Meeting of Stockholders, the Company reported a net loss for 2009 and, accordingly, no bonuses were paid to the Company’s executive officers under the 2009 bonus plan.

For the Staff’s reference, the relative weighting (assuming NIAC exceeded the $5 million threshold), 2009 target and 2009 actual result for each financial performance metric are set forth below:

Performance Metric	Weighting	2009 Target	2009 Results

NIAC	40%	$18,090 *	$(42,506)*
Revenue Growth	15%	54.00%	70.00%
Efficiency Ratio	15%	64.00%	61.80%
Deposit to Loan Ratio	15%	71.20%	88.20%
NPA and Charge-Off to Loan Ratio	15%	2.08%	5.81%

	100%

*	Amounts in thousands.

Since the minimum $5 million NIAC threshold was not met, all of the other financial performance indicators became irrelevant under the terms of the bonus plan and no bonus payments were made to any executive officer under the plan. The Company concluded that the other metrics were not material to providing the overall picture of the operation of our 2009 annual bonus plan and, therefore, the Company did not disclose the targets or the results achieved. If the Company had met the NIAC threshold in 2009, disclosure of the 2009 targets and results for the other financial performance measures would have been necessary to explain the resulting bonus awards. Please note that for the prior year when executive bonuses were paid for 2008, the Company provided bonus plan performance target disclosure on pages 22 through 25 of the Company’s Proxy Statement for its 2009 Annual Meeting of Stockholders, and the Company anticipates including similar disclosure in its future proxy statements when material.

Securities and Exchange Commission

Division of Corporation Finance

Form 10-Q for Quarter Ended March 31, 2010

Note 4 – Loans, page 10

2.	We refer to your tabular presentation on page 11 of Impaired, Nonaccrual and Past Due Loans (excluding covered assets). It appears that you have a significant amount of impaired loans for which you determined that a specific allowance was not required. Please provide us with the following information regarding these impaired loans:

•

Quantify your impaired loans as of March 31, 2010 and December 31, 2009 by both loan category and the method used to measure impairment (e.g., discounted cash flows, collateral value or observable market price);

•	Explain how you determine whether a loan is collateral-dependent;

•	Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and

•

To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists and reconcile this to the deterioration in real estate values in your market area.

Response:

The Company’s impaired loans with no valuation reserve required (excluding covered assets) are set forth below by loan category and by the method used to measure impairment:

Impaired loans with no valuation reserve required

(Amounts in thousands)

	March 31, 2010		December 31, 2009
Loan category
Commercial and Industrial	$37,904		$33,389
Owner-occupied commercial real estate	6,846		11,406

Total commercial	44,750		44,795
Commercial real estate	39,390		65,823
Commercial real estate – multifamily	10,824		12,967

Total commercial real estate	50,214		78,790
Construction	29,766		35,484
Residential real estate	5,835		8,597
Home equity	2,584		1,643
Personal	5,966		10,871

Total impaired loans with no valuation reserve required	$139,115	(1)	$180,181

Method used to measure impairment
Collateral Value	$119,740		$159,331
Discounted Cash Flows	19,375		20,849

Total impaired loans with no valuation reserve required	$139,115	(1)	$180,181

(1)	The amount of impaired loans in the table on page 11 of the Form 10-Q was reflected incorrectly due to clerical error. As shown in the table above, the correct amount of impaired loans with no valuation reserve required at March 31, 2010 is $139,115,000, and the Company’s impaired loans with valuation reserve required at March 31, 2010 is $245,932,000. Total impaired loans of $385,047,000 at March 31, 2010 remain unchanged. Management has concluded that the error in the table in the Form 10-Q is not material to an investor’s understanding of the Company’s credit quality.

Securities and Exchange Commission

Division of Corporation Finance

The Company considers loans to be impaired when management believes that it is probable that contractually required interest and principal payments will not be collected in accordance with the original terms of the loan. Loans subject to impairment valuation assessment include our nonaccrual loans and loans classified as troubled debt restructurings. At March 31, 2010 and December 31, 2009, all loans delinquent 90 days or more were considered impaired.

For loans that are collateral-dependent, the amount of impairment is measured using the fair value of the collateral less estimated selling costs. For loans that are not collateral-dependent, impairment is measured using the present value of expected future cash flows, discounted at the loan’s effective interest rate. In accordance with ASC 310-10-35 Receivables Subsequent Measurement, the Company considers a loan to be “collateral-dependent” when the repayment of the loan is expected to be provided primarily by the underlying collateral.

The Company performs an impairment valuation assessment on all impaired loan “relationships” (i.e., the aggregate of loans involving affiliated borrowers) in excess of $500,000 during each quarterly period. Impaired loans that were below the $500,000 threshold for an impaired loan valuation assessment totaled $12.7 million at March 31, 2010. The Company evaluates these loans for impairment collectively by product type.

When any collateral-dependent loan is first determined to be impaired, the Company’s loan administration group reviews the existing collateral appraisal at that time. The Company’s policy requires a new appraisal if the most recent appraisal of the collateral is more than a year old. The Company’s appraisal group conducts a review of the appraisals relating to impaired loans as they are received and also conducts a separate review of the appraisal when it becomes aged six months. If during the course of the six-month review there is evidence supporting a meaningful decline in the value of collateral, a new appraisal will be obtained.

At March 31, 2010, $119.7 million of the $139.1 million of impaired loans with no valuation reserve required were determined to be collateral-dependent. Of the 192 collateral-dependent loans, 181 had appraisals that were less than one year old with an average appraisal age of 4.6 months as of March 31, 2010. The remaining 11 loans totaled $2.5 million and had appraisals that were more than one year old. Additional information regarding the Company’s appraisal policies is set forth below in response to comment number three.

Securities and Exchange Commission

Division of Corporation Finance

At March 31, 2010, $24.5 million of the $119.7 million of collateral-dependent impaired loans with no valuation reserve required were subject to prior charge-offs in recent periods that reduced the carrying value of the loans to the estimated fair value of the collateral. At December 31, 2009, $55.3 million of the $159.3 million of collateral-dependent impaired loans with no valuation reserve required were subject to prior charge-offs that reduced the carrying value of the loans to the estimated fair value of the collateral. Almost all of these loans were commercial real estate or construction loans. Of the remaining collateral-dependent impaired loans with no valuation reserve required, $11.5 million as of March 31, 2010 were asset based lending transactions secured by non-real estate collateral such as inventory or receivables.

Some of the collateral-dependent loans may have third party guarantees that could be considered other potential sources of repayment. The Company may evaluate these underlying guarantees in determining the level of impairment of a collateral-dependent loan. The Company has not generally assigned value to guarantees on impaired loans in recent periods. If the Company determines that there is realizable value on a guarantee based on its analysis of substantiated financial strength and reputation of the guarantor as well as the guarantor’s willingness to work with the Company, the Company may carry a collateral-dependent loan at a value that is in excess of the fair value of collateral (less selling costs) to reflect the estimated realizable value of the guarantee. At March 31, 2010, no value was ascribed to guarantees, and at December 31, 2009, approximately $2 million of total value was ascribed to guarantees on four impaired loans, one of which required no allocated valuation reserve.

Notwithstanding deterioration in real estate values in the Company’s market areas, the Company concluded that no impairment existed on its impaired loans with no valuation reserve required that would require either a specific reserve or a charge-off based on the Company’s quarterly assessments described above.

3.	As a related matter, please explain your policy for obtaining updated appraisals on collateral-dependent impaired loans and OREO. Please also define what you consider to be a “current” appraisal and discuss the procedures you perform to estimate the fair value of real estate collateral in the absence of current appraisals.

Response:

Collateral-Dependent Impaired Loans – Appraisal Policy

Within 45 days of the date that the Company identifies any collateral-dependent loan as impaired, the Company’s policies require the appraisal group to procure a new appraisal unless the Company previously obtained an appraisal on the collateral underlying the impaired loan within one year prior to the date of impairment. Thereafter, the Company requires an updated appraisal when the most current appraisal for any impaired loan is more than one year old.

Securities and Exchange Commission

Division of Corporation Finance

All appraisals are obtained from one of a pre-approved list of independent, third party appraisal firms. The Company’s appraisal group conducts a review of each appraisal, including appraisals for use in the impairment valuation assessment, for appropriateness prior to the use of the appraisal’s fair value. This appraisal review is focused on ensuring that (i) the appraisal is mathematically accurate, (ii) the appraisal utilized an appropriate appraisal methodology for the property type, and (iii) appraisal assumptions and conclusions made are properly supported.

The Company’s appraisal group also conducts a review of the most current appraisal for each impaired loan six months after the appraisal date to confirm that no obvious or adverse material changes occurred in the property’s market since the date of the most recent appraisal. In conducting this six-month review, the Company’s appraisal group will review and analyze a broad range of industry and market specific data and information (e.g., the Case Shiller Index, Co-Star Commercial Real Estate Market Data, Company portfolio experience, etc.) and will consult with realtors and brokers as appropriate. If the review identifies a material change from an appraisal date, subject to certain exceptions contained in the Company’s internal policies, the Company’s appraisal group may adjust an appraised value and/or procure a new appraisal.

Other Real Estate Owned (OREO) – Appraisal Policy

At the time the Company acquires any OREO property, the Company’s policies require the appraisal group to procure a new appraisal within 90 days of the acquisition date unless the Company obtained an appraisal on the collateral underlying the OREO property within six months prior to the acquisition date.

The Company’s appraisal group conducts a review of all appraisals used in the impairment valuation assessment process for appropriateness prior to the use of the appraisal’s fair value in the assessment. This appraisal review is focused on ensuring that (i) the appraisal is mathematically accurate, (ii) the appraisal utilized an appropriate appraisal methodology for the property type, and (iii) appraisal assumptions and conclusions made are properly supported. Thereafter, the Company obtains updated appraisals so that the most current independent appraisal for any OREO is no more than one year old at any given time, except that the Company permits internal evaluations of OREO properties with an estimated market value of less than $250,000. At March 31, 2010, the OREO properties below the $250,000 threshold totaled approximately $4 million.

Securities and Exchange Commission

Division of Corporation Finance

Market Value in the Absence of a Current Appraisal – Internal Evaluation

There may be circumstances under which the Company is required to make a fair value determination in the absence of a current appraisal (e.g., insufficient time to obtain a current appraisal on a newly impaired loan prior to a reporting date for the period). In the absence of a current appraisal, the Company requires an evaluation of the real estate collateral. As defined in the Company’s appraisal policy, an evaluation typically includes current financial feasibility studies, economic studies, or a valuation report that is not required to meet the detailed requirements of an independent appraisal as set forth in the regulations. The Company requires evaluations to include proper documentation to support the estimate of value. The evaluation is required to include calculations, supporting assumptions, and, if utilized, a discussion of comparable sales. The purpose of the evaluation is to assess whether any obvious or adverse material changes occurred in the property or in the market conditions since the date of the original appraisal report and the date of the appraisal review and whether any adjustments to the fair value are warranted. Evaluations are completed by the Company’s appraisal group, approved outside appraisal review vendor or internal Company personnel outside the business line of lending.

In conducting an evaluation, the Company may utilize market information obtained through discussions with realtors or brokers, the review and analysis of industry specific information, legitimate indications of interest, purchase and sale agreements, negotiated short sales or sale of the note.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Quality Management and Allowance for Loan Losses

General Allocated Component of the Allowance, page 47

4.	We note your disclosure that your general allowance model is primarily driven by risk rating distribution and historical loss experience within each major loan category and that you began using amplification factors in 2009 to adjust the loss factors in your model. In order for us to better understand your allowance methodology, please provide us with an analysis (in tabular format) that illustrates how the migration of loan risk ratings and the use of amplification factors impacts the general allocated component of your allowance. Your analysis should identify:

•	each individual loan or portfolio of loans with similar risk characteristics (commercial, residential, etc.);

•	the amount of each loan portfolio;

•	the corresponding historical loss factor;

•	any adjustment and/or amplification factor(s) used; and

•	the total loss factor for each loan portfolio used to calculate your general allowance component.

Securities and Exchange Commission

Division of Corporation Finance

Response:

For purposes of its general reserve methodology, the Company categorizes each loan by one of five distinct business units of origination. Loans originated by the business units that existed prior to the strategic changes the Company made in late 2007 to transform the organization to a commercial middle market bank are considered legacy loans; loans originated by a business unit that was established in connection with or following the business transformation plan are considered transformational loans. The Company uses the business unit segmentation for assessing its portfolio because of observable similarities in the performance experience of loans underwritten by the individual business units. The Company has implemented a line of business model that has reorganized the legacy business units so that since 2009, all new loan originations are considered transformational loans. Renewals or restructurings of legacy loans continue to be evaluated as legacy loans for purposes of the reserve methodology.

For each business unit, the model calculates default frequency over a given time period using historical loss data by risk rating and year of origination of the loans originated by that unit. The model calculates loss severity by loan type. Using default frequency over a one to three year time horizon and loss severity, the Company calculates an estimated loss factor for each loan type within a business unit of origination by origination year and loan risk rating. Based on the number of business units, origination years, loan types and risk ratings, there are a significant number of estimated loss factors across the portfolio, which are aggregated by time horizon in calculating the estimated range of loss exposure. Rather than provide all of the loss tables, provided below is an example of one of the many loss tables that illustrates how the model-driven outputs used in the methodology are derived.

Each sample loss table includes risk rating (RR) and corresponding default frequency (DF), loss severity (LS) and estimated loss (EL) by loan type for a given originating year and originating unit as shown below.

Sample Loss Table

By Business Unit of Origination and Origination Year

		C&I		CRE		Construction		Residential/HELOC		Personal
RR	DF	LS	EL	LS	EL	LS	EL	LS	EL	LS	EL
1	0.00%	40.0%	0.00%	38.0%	0.00%	39.0%	0.00%	37.0%	0.00%	84.0%	0.00%
2	0.00%	40.0%	0.00%	38.0%	0.00%	39.0%	0.00%	37.0%	0.00%	84.0%	0.00%
3	1.20%	40.0%	0.48%	38.0%	0.46%	39.0%	0.47%	37.0%	0.44%	84.0%	1.01%
4	2.92%	40.0%	1.17%	38.0%	1.11%	39.0%	1.14%	37.0%	1.08%	84.0%	2.45%
5	4.37%	40.0%	1.75%	38.0%	1.66%	39.0%	1.70%	37.0%	1.62%	84.0%	3.67%
6	16.67%	40.0%	6.67%	38.0%	6.33%	39.0%	6.50%	37.0%	6.17%	84.0%	14.00%
7	38.11%	40.0%	15.24%	38.0%	14.48%	39.0%	14.86%	37.0%	14.10%	84.0%	32.01%

Securities and Exchange Commission

Division of Corporation Finance

As described in more detail below, the Company’s general reserve methodology uses historical data to produce an estimated range of potential loss exposure for each business unit of origination that is aggregated by loan type with the estimated loss exposure over a time period ranging from one year at the low end to three years at the high end. Management determines an appropriate general reserve allocation by loan type within the legacy and transformational portfolios within or outside the aggregate estimated loss exposure range suggested by the model after giving consideration to various adjustments management deems relevant in order to amplify the model output.

The following sets forth within the legacy and transformational portfolios, (i) the loan balance by type, (ii) the suggested aggregate potential loss exposure range by loan type and (iii) the actual general reserve allocation by loan type.

General Allocated Reserve

(Amounts in thousands)

	Loan Balance	General Reserve Methodology Model Driven Suggested Range		General Allocated Reserve
	3/31/10	Low	High	3/31/10
Legacy Loans
Commercial and industrial	$742,011	$16,369	$19,979	$16,369
Commercial real estate (1)	1,908,463	57,983	62,606	62,606
Construction	282,741	6,190	8,720	12,506
Residential	255,863	5,158	5,662	2,953
Personal	217,435	13,228	14,286	4,934
Home equity	190,071	2,466	2,825	2,465
Transformational Loans
Commercial and industrial	$3,590,594	$42,855	$43,178	$38,955
Commercial real estate (1)	1,267,148	8,594	8,687	15,092
Construction	313,709	2,440	2,463	5,973
Residential	67,567	705	707	705
Personal	91,027	975	988	975
Home equity	22,350	199	200	199

				$163,732

(1)	Owner-occupied commercial real estate and commercial real estate – multifamily are included in commercial real estate for purposes of the Company’s general reserve methodology.

The Company’s general reserve methodology and the adjustments made to the model output are described below in response to comment number five.

Securities and Exchange Commission

Division of Corporation Finance

5.	In regards to our comment above, as it relates to historical loss factors and adjustments/amplifications, please provide us with a detailed narrative discussion of how you determined historical loss factors (e.g., historical charge-offs, eight-quarter look back, etc.) and your basis supporting any adjustment or amplification factor(s).

Response:

The Company’s general reserve methodology is a function of a number of quantitative and qualitative factors applied to segments of its loan portfolio. The two primary quantitative factors are the historical default frequency and loss severity of the loan portfolio. Default frequency is a measure of the probability of default. Default is considered the conversion of a performing loan to non-performing or “impaired” status. For purposes of establishing the general reserve at March 31, 2010, the Company determined default frequencies by business unit of origination, origination year and loan risk rating using historical loan data. In general, the Company used a five-year look-back period for its legacy loans and a shorter period for its transformational loans (usually to inception of the applicable business unit of origination) to set default frequencies. Loss severity is a measure of the loss given a default. Loss is measured as net charge-offs (cumulative charge-offs, net of recovery) as a percent of the loan’s original balance. For purposes of establishing the general reserve at March 31, 2010, the Company determined loss severity by loan type using historical loan data from the trailing four quarter period up to and including December 31, 2009.

Using default frequency and loss severity, the Company’s general reserve methodology produces an estimated range of potential loss exposure for each business unit of origination that is aggregated by loan type with the estimated loss exposure over a time period ranging from one year at the low end to three years at the high end. Using the midpoint of the suggested range as a starting point, management then considers whether to adjust higher or lower in the different segments of the portfolio based on a variety of internal and external quantitative and qualitative factors to reflect more developments and credit performance experience. As noted in the table above, the Company adjusted or amplified the model outputs from the midpoint range based on these considerations.

For example, in the commercial real estate portfolio, the Company adjusted from the mid-point of the model range to the high end of the range for the legacy loans and above the high end of the range for the transformational loans. Management considered the potential impact of general commercial real estate trends, occupancy and leasing rate trends, the higher frequency of default in more recent years, charge-off severity and collateral value deterioration. Management also took into account for the transformational loans that: (i) the weighted average risk rating deteriorated from the prior quarter from 4.18 to 4.24, (ii) there was an increase in default activity during the quarter notwithstanding the fact that default rates remained low relative to the Company’s legacy commercial real estate portfolio, and (iii) criticized loans increased by $22 million, a 16% increase from December 31, 2009.

Securities and Exchange Commission

Division of Corporation Finance

On the other hand, in the commercial and industrial portfolio, the Company adjusted to the low end of the range for the legacy loans and below the low end of the range for the transformational loans. Management considered the stronger performance characteristics and risk rating profiles of these portfolios in recent periods. For the transformational loans, the $4 million adjustment below the low end of the model range resulted from adjusting for the impact of unusual loss severity on one large loan situation with unique risk characteristics not indicative of the overall portfolio risk profile which skewed the historical loss severity factor used to derive the model output.

The Company also assesses the general reserve estimate in total by comparing the aggregate model outputs to the sum of management’s adjustments to the portfolio outputs and considers whether in its judgment any further adjustment or amplification is appropriate based on general and industry specific economic data and indicators. At March 31, 2010, the Company did not make further adjustments to the total general reserves.

*******

In response to the request on the final page of the Comment Letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me by phone at (312) 564-6063.

Sincerely,

/s/ Jennifer R. Evans
Name:	Jennifer R. Evans
Title:	General Counsel

cc:	Kevin M. Killips
Chief Financial Officer

Eric Envall
Securities and Exchange Commission